OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Aurora Sky Events LLC

1504 Aurora Ave N
Seattle, WA 98109

www.AuroraSkyEvents.com

10000 units of Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 units ($107,000)

Maximum subject to adjustment for bonus units. See **10% Bonus below*

Minimum 10,000 units ($10,000)

Company	Aurora Sky Events LLC
Corporate Address	1504 Aurora Ave N Seattle WA 98109
Description of Business	Event/Concert Production
Type of Security Offered	LLC Units
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$100

Perks

Invest $100+ and receive

Midnight Apparel T-Shirt | *Limited Edition*

Invest $300+ and receive

INTO THE AM T-Shirt | *Limited Edition*

"I Am The Future Of Music" Hat Pin | *Limited Edition*

Aurora Sky Hat Pin | *First Release*

Midnight Apparel T-Shirt | *Limited Edition*

Invest $10,000+ and receive

Movie Marathon on Giant LED Wall

INTO THE AM T-Shirt | *Limited Edition*

"I Am The Future Of Music" Hat Pin | *Limited Edition*

Aurora Sky Hat Pin | *First Release*

Midnight Apparel T-Shirt | *Limited Edition*

Invest $30,000+ and receive

Infinity Pass | *Lifetime Entry for One*

Movie Marathon on Giant LED Wall

INTO THE AM T-Shirt | *Limited Edition*

"I Am The Future Of Music" Hat Pin | *Limited Edition*

Aurora Sky Hat Pin | *First Release*

Midnight Apparel T-Shirt | *Limited Edition*

Invest $50,000+ and receive

Infinity & Beyond Pass | Lifetime Entry for One + Guest

Movie Marathon on Giant LED Wall

INTO THE AM T-Shirt | *Limited Edition*

"I Am The Future Of Music" Hat Pin | *Limited Edition*

Aurora Sky Hat Pin | *First Release*

Midnight Apparel T-Shirt | *Limited Edition*

Infinity Pass, Infinity & Beyond Pass Terms & Conditions

- Passes are non-transferable.
- Resale of passes is strictly prohibited and will not be honored.
- Subject to availability. In order to redeem, pass holder must advise Aurora Sky Events no later than two (2) weeks prior to the date of the show they wish to attend.
- *Infinity & Beyond Pass Plus One:* Pass holder must be physically present in order for plus one to be allowed admittance to the event.

About the Perks

- All Limited Edition items are only available to StartEngine Investors and will not be sold or offered again.

- The delivery date of perks may vary. We promise to deliver as soon as possible, once the campaign closes. No matter what, we'll keep you updated.

- All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Aurora Sky Events LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 units at $1 / unit, you will receive 10 bonus units, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Facts

1. Alvarado, A. (2015, October 30). It's a $6.2 billion industry. But how did Electronic Dance Music get so popular? Retrieved from CNN: http://www.cnn.com/2014/12/18/world/how-did-edm-get-so-popular/

2. Balk, G. (2016, May 19). U.S. Census: Seattle now fourth for growth among 50 biggest U.S. cities. Retrieved from Seattle Times: http://www.seattletimes.com/seattle-news/data/us-census-seattle-now-fourth-among-50-biggest-us-cities/

3. González, Á. (2016, October 8). Amazon's hiring hunger transforming Seattle economy. Retrieved from Seattle Times: http://www.seattletimes.com/business/amazon/amazons-hiring-hunger-transforming-seattle-economy/

4. Levy, N. (2017, January 13). Facebook grabs another Seattle office building, flexing its muscles again in the heart of Amazonia. Retrieved from Geek Wire: http://www.geekwire.com/2017/facebook-grabs-another-seattle-office-building-flexing-muscles-heart-amazonia/

5. Balk, G. (2017, February 15). Getting richer: Is your neighborhood one of Seattle's hot spots for rising wages? Retrieved from Seattle Times: http://www.seattletimes.com/seattle-news/data/seattle-neighborhoods-wage-growth-hot-spots-getting-richer/

6. Average Salary for Amazon.com Inc Employees. (n.d.). Retrieved from Pay Scale: http://www.payscale.com/research/US/Employer=Amazon.com_Inc/Salary#by_City

7. Balk, G. (2016, September 15). $80,000 median: Income gain in Seattle far outpaces other cities. Retrieved from Seattle Times: http://www.seattletimes.com/seattle-news/data/80000-median-wage-income-gain-in-seattle-far-outpaces-other-cities/

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Aurora Sky Events LLC (the "Company") is a high impact Electronic Dance Music ("EDM") event production company. The Company anticipates planning concerts initially in the Seattle, Washington area and, eventually, across the United States.

Sales, Supply Chain, & Customer Base

The Company's customer base is the EDM community in the locations we plan to serve. We anticipate marketing to the greater EDM community. We anticipate that sales of concert tickets for concerts we produce will be the Company's primary revenue driver.

Competition

The Company competes in the concert production and promotion space. There are a number of well-established companies in this field.

Liabilities and Litigation

The Company does not have any known currently threatened litigation or known material liabilities.

The team

Officers and directors

Nathanael Engen	Founder, Managing Member

Nathanael Engen
Nathanael is a true entrepreneur, born leader and is motivated to take the industry on by storm. His experience includes working event/hospitality management in the United States Air Force (Feb 2012-Feb 2017), where he successfully managed teams to organize large-scale international military events. His focus on providing superior customer service was only strengthen while working as Customer/Media Relations for Booking.com (Dec 2015-Present), here he managed escalated customer concerns thorough social media channels. During his time in the military, he began developing the concept for Aurora Sky Events which led to his Founder and managing member roll in the company (Jun 2017-Present), directing day to day operations and preparing for the company's first event series. He also has roughly a decade of event production experience under his belt, working a multitude of positions for a variety of production companies. He truly believes in providing an incredible fan experience and unparalleled customer service. You won't find a more passionate or driven leader anywhere. The word "quit" doesn't exist in Nathanael's vocabulary.

Number of Employees: 13

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We rely on third party service providers to provide services essential to our business** We rely on third parties, such as musical artists, venues, and equipment companies to produce the events we promote. It is possible that we will experience delays, cancellations, defects, errors, or other problems with from the service providers that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A significant pricing increase or a service interruption disruption from our suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on these service providers.
- **There are several potential competitors who are better positioned than we are to take the majority of the market** We will compete with larger, established event production and promotion companies who currently have similar services and events on the market and significant market recognition. These competitors have more established financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that the services and events developed by us

will be preferred to any existing or newly developed and promoted services and events. It should further be assumed that that competition will intensify.

- **This is a brand-new company.** It has no history, no clients, and no revenue. If you are investing in this Company, it's because you think the our concept is a good idea and that we will be able to successfully market, promote, and produce events that will enable us to succeed and become profitable. We have yet to promote any events. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to grow the Company** We anticipate that we will require significant additional capital in order to expand beyond Washington State . We believe that we might be able to finance our growth the Company. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **You can't easily resell the securities and cannot sell them at all for one year.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time or forever.
- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. You should not invest if you do not think this is a fair price.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. We will only turn a profit if there is sufficient demand for our services and events.
- **We need to hire additional staff** We continue to seek technical, customer support, and managerial staff members. We may lose money by paying them. There is a high demand for highly trained and managerial staff members and, if we are not able to fill these positions, it may have an adverse effect on our business.
- **We may become subject to regulation** It is possible that our business becomes subject to increased regulation at some point. This could have an adverse impact on the Company.
- **The company is currently controlled by one majority shareholder who also has almost all managerial control** The Company's Manager is vested with almost all managerial power and is the sole owner/member of the Company prior to this financing. As a result, you will not likely be able to influence the management of the Company even if you purchase a large amount of equity.
- **Litigation could harm the company** The company plans to produce live musical events. These events come with the risk of harm to attendees and contractual risks with vendors and musicians. Litigation could significantly harm the Company.
- **You can lose 100% of your investment** Many new business startups fail. The Company is engaged in a risky venture and it may fail to achieve its goals or

carry out its business plans. Each investor bears the risk of losing all or part of the investor's investment

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Nathanael Engen, 3250000 Units

Classes of securities

- Units: 3,250,000

Voting Rights *(of this security)*

The Company is a "manager managed" limited liability company and, as such, members holding Units are entitled to one vote for each share unit of record on all matters submitted to a vote of the members. However, as a "manager managed" limited liability Company, the right of the members to vote or participate in management decisions is extremely limited. Please review the Company's operating agreement. The current manager is Nathanael Engen.

Distribution Rights

Subject to preferences that may be granted to any then outstanding preferred units or similar equity securities, holders of shares of Units are entitled to receive ratably such distributions as may be declared by the Managers out of funds legally available therefore. The payment of distributions will be a business decision to be made by the Managers from time based upon the results of our operations and our financial condition and any other factors that our Managers consider relevant. Payment of distributions may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay distributions in the foreseeable future, which means that members may not receive any return on their investment from distributions.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Units are entitled to share ratably in all of our assets remaining after payment of liabilities as provided for in our then current Operating Agreement.

Rights and Preferences

The rights, preferences and privileges of the holders of the company’s Units are subject to and may be adversely affected by, the rights of the holders of units of any additional classes of preferred units or equity securities that we may designate in the future.

Tax Matters

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of Units, you will have limited ability, if all, to influence our policies or any other company matter, including the election of Managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

The current Manager is the majority holder of Units and will likely continue to be the Manager and majority holder for the foreseeable future.

Dilution

Investors should understand the potential for dilution. Each investor's stake in the Company could be diluted due to the Company issuing additional units or equity securities. In other words, when the Company issues more Units, the percentage of the Company that you own will decrease, even though the value of the Company might increase. You will own a smaller piece of a potentially larger company. This increases in number of Units outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising Unit options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more Units or other equity securities, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer distributions, and most early stage companies are unlikely to offer distributions, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

Do not make an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value. It is important to realize how the value of those Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-10-16.

Financial Condition

Results of Operation

The company has not yet generated any revenues and does not anticipate doing so until the completion of the raise and launch the first event, which is not anticipated until June/July 2018. Based the forecast, with the liquidity of the anticipated full raise amount, the company anticipates the ability to operate the business for 12 months without revenue generation.

The company's major expenses are artist and venue bookings as well as contractors. However, these major expenses are only on the day of the event. This model allows the company to remain financially lean and agile, operating far below competitors.

Financial Milestones

In June of 2017 the company was founded and began seeking funds for launch, which lead the company to StartEngine. Upon raising the funding goal, the company will place an initial purchase of specialty concert production equipment. Following launch, the first series of events will begin in the summer of 2018, with plans to increase in the frequency of events. Currently, the company has planned for minimal full-time staff in order to focus on early growth. However, if the StartEngine Campaign exceeds its funding goal, the additional funds will be utilized to secure artists and venues for further dates as well and onboard a larger full-time staff to better manage the increase in planned events.

Liquidity and Capital Resources

The proceeds from the offering will allow the company to purchase production equipment and utilize the remainder of the funds for operational expenses such as artist/venue bookings and operating expenses.

The Viability of the business will rely mainly on the success of the campaign. Although securing the entire funding goal is ideal, the company can proceed with operations for less and have contingency plans in place. If the entire funding goal is not raised, through an existing relationship with the company's financial institution, the company would require a rotating line of credit to assist in large operations costs such as artist and venue bookings.

There are no other pending sources of capital.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$3,250,000.00

The price of the units merely reflects the opinion of the Company as to what would be fair market value in review of similar companies in the industry (locally and globally)

USE OF PROCEEDS

Funding Goal | $107,000 : Increasing to $650,000 After CPA Review			
	Offering Amount Sold	**Offering Amount Sold**	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000	$650,000
Less: Offering Expenses			
StartEngine Fees (6% total fee)	$600	$6,420	$39,000
Escrow Fees (0.5%)	$50	$535	$3,250
Professional Fees	$4,000	$4,000	$4,000
Net Proceeds	$5,350	$96,045	$603,750
Use of Net Proceeds:			

Equipment Purchase	$5,350	$76,836	$300,000
Operations	$0	$19,209	$303,750
Total Use of Net Proceeds	$5,350	$96,045	$603,750

USE OF PROCEEDS

The company is seeking to raise an initial amount of $107,000 (which will increase to $650,000 upon CPA review) in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. The company has agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover our initial production equipment purchase, operational expenses as well as musical talent and venue bookings. The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Equipment Purchase: Initial purchase of specialty and custom concert production equipment.

Operational Expenses: Provides working capital to enable the company to book talent, reserve venues and cover day-to-day operating costs.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.AuroraSkyEvents.com on an "investor relations" page. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Aurora Sky Events LLC

[See attached]

I, Nathanael Engen, the Principal Executive Officer of Aurora Sky Events, hereby certify that the financial statements of Aurora Sky Events and notes thereto for the periods ending 06 Jun 2017 and 16 Oct 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 16 Oct 2017.

Nathanael Engen
Founder | Aurora Sky Events
16 Oct 2017

Aurora Sky Events, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception, June 06, 2017

Aurora Sky Events, LLC
Index to Financial Statements
(unaudited)

Aurora Sky Events, LLC
BALANCE SHEETS
Since Inception
(unaudited)

Assets	
Non-current assets	
Fixed assets	$0
Tangible Assets	$0
Intangible Assets	$0
Current assets	
Account receivables	$0
Cash Bank and cash equivalents	$325
Other Current Assets	$0
TOTAL	$325
EQUITY AND LIABILITIES	
Shareholders' Equity	
Member Equity	$325
Accumulated Deficit	$0
Non-current liabilities	
Long-term borrowings	$0
Current liabilities	
Short Term Borrowings	$0
Account Payables	$0
Other Current Liabilities	$0
TOTAL	$325

Aurora Sky Events, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
SINCE INCEPTION
(unaudited)

Sales	
Sales	$0
Cost of Sales	$0
Gross Profit	$0

Operating Expenses	
Research, Development & Maintenance	$0
Marketing and Sales	$0
Operations Support & Insurance	$0
General & Administrative	$0
Total Operating Expenses	**$0**

Aurora Sky Events, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

CASH FLOW FROM OPERATING ACTIVITIES	
Net Profit/(Loss) before tax	$0
Adjustments for :-	$0
Depreciation	$0
Interest expense	$0
Interest income	$0
Operating profit before working capital changes	$0
Adjustments for changes in working capital:-	$0
(Increase)/Decrease in Stock/Inventories/Other Assets	$0
(Increase)/Decrease in Account Receivables	$0
Increase/(Decrease) in Account Payables	$0
Increase/(Decrease) in Other Current Liabilities	$0
Cash generated from operations	$0
Corporate taxes (paid)	$0
Net cash from operating activities	$0
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of fixed assets / Intangible Assets	$0
Interest received	$0
Net cash used in investing activities	$0
CASH FLOW FROM FINANCING ACTIVITIES	
Proceeds from Issue of Share Capital	$0
Proceeds from Term Loan	$0
Repayment of Term Loans	$0
Interest paid	$0
Payout to Investors Founders	$0
Net cash flow from financing activities	$0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$0**
Cash & Cash equivalent at the beginning of the year	$0
Cash & Cash equivalent at the closing of the year	$0

NOTE 1 – NATURE OF OPERATIONS

Aurora Sky Events, LLC was formed on 06 Jun 2017 ("Inception") in the State of Washington. The financial statements of Aurora Sky Events, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, WA.

Aurora Sky Events, LLC will produce and manage live concert events with a primary focus on safety and mindful customer connection. From concept to reality, The Company will secure the venue, talent and staff as well as promote and manage customer concerns, feedback and suggestions to better improve future events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from event ticket sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently does not hold any debt

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
Current ownership: Nathanael Engen, Founder owns 3,250,000/3,250,000 common shares

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company currently does not have any related party transactions

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after 06 Jun 2017 through 16 Oct 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Aurora Sky Events is pending **StartEngine Approval.**


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Investors
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Raised of $10K - $107K goal

Aurora Sky Events

Fan-owned EDM Event Production Company

Small OPO | Seattle, WA | Music
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

A Fan-Friendly Event Experience Our Customers Are Clamoring For





INVEST IN THE FUTURE OF EDM.

Electronic Dance Music (EDM) is the fastest growing music genre in the world, through its growth, some event companies are missing the most **important element**, the connection between **the fans** and the music they love. Aurora Sky Events produces high impact mid-sized concerts that reconnect this vital element to the current market.

EDM is a multi-billion dollar industry that's shown steady growth over the last decade. Most production companies have grown to only operate large-scale events, such as festivals. This has left an enormous **unfilled demand** in the market for mid-sized events. With our fans in mind, we fill [illegible] **safety**. We will give our utmost attention to the minute details that make each event a spectacular experience.

At Aurora Sky Events, we keep in constant **communication with our fans**. We will also ensure to vary our artists to keep on pace with the ever-changing trends. Our **customers will be heard**, safe, and engaged. **Fan satisfaction is key** to ensure return customers.

Investment Perks

Investment

$1/Unit | When you invest you are betting the company's future value will exceed $3.25M

Minimum Investment | $100

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

$100 OF EQUITY | TIER 1

Midnight Apparel T-Shirt | Limited Edition

This exclusive T-Shirt has been designed by the Pacific Northwest's very own Midnight Apparel.

Join the movement and become the future of music.

MIDNIGHT APPAREL INC


I AM THE FUTURE OF MUSIC

$300 OF EQUITY | TIER 2

INTO THE AM T-Shirt | Limited Edition


AURORA SKY

We've collaborated with the passion-driven artists and creators at INTO THE AM to bring you this exclusive all-over-print Aurora Sky T-Shirt.

INTO THE AM

This Tier Includes:
"I am the Future of Music" Hat Pin | Limited Edition
Aurora Sky Hat Pin | First Release
Midnight Apparel T-Shirt

$10,000 OF EQUITY | TIER 3

Movie Marathon on Giant LED Wall

You and two friends join the founder of Aurora Sky Events to watch three movies from a popular movie franchise like you've never seen them before, on our enormous LED Wall.

This Tier Includes:
INTO THE AM T-Shirt
"I am the Future of Music" Hat Pin
Aurora Sky Hat Pin
Midnight Apparel T-Shirt

$30,000 OF EQUITY | TIER 4

Infinity Pass | Lifetime Entry for One

Become one with the Aurora and the ultimate fan! With the Infinity Pass, you'll have entry to all Aurora Sky Events in the world, no matter the ticket cost, for life! This is the ultimate fan experience!

This Tier Includes:
Movie Marathon
INTO THE AM T-Shirt
"I am the Future of Music" Hat Pin
Aurora Sky Hat Pin
Midnight Apparel T-Shirt

$50,000 OF EQUITY | TIER 5

Infinity & Beyond Pass | Lifetime Entry for One + Guest

The Infinity & Beyond Pass gives you the same access as the Infinity Pass but allows you to bring a new friend to every event with you. Traveling to Infinity and Beyond is always better with a friend.

This Tier Includes:
Movie Marathon
INTO THE AM T-Shirt
"I am the Future of Music" Hat Pin
Aurora Sky Hat Pin
Midnight Apparel T-Shirt


ADMIT

[Infinity Pass, Infinity & Beyond Pass Terms & Conditions]

- Passes are non-transferable.
- Resale of passes is strictly prohibited and will not be honored.
- Subject to availability. In order to redeem, pass holder must advise Aurora Sky Events no later than two (2) weeks prior to the date of the show they wish to attend.
- *Infinity & Beyond Pass Plus One:* Pass holder must be physically present in order for plus one to be allowed admittance to the event.

About the Perks

- All Limited Edition items are only available to StartEngine Investors and will not be sold or offered again.
- The delivery date of perks may vary. We promise to deliver as soon as possible, once the campaign closes. No matter what, we'll keep you updated.
- All perks occur after the offering is completed

THE FUTURE OF MUSIC STARTS WITH YOU.

Our Team Comes From Experience And We're Going To Use It

Every individual on our team is a veteran in event production and the music industry. We're here to predict and avoid the pitfalls our competitors have fallen prey to. We provide our guests with **knowledgeable, friendly, experienced staff** to assist them when questions or concerns arise. We have methodical safety standards put in place by our in-house, practicing EMT. Aurora Sky Events fills the demand in the current market for mid-sized events with a primary focus on safety.

We're building a brighter future where we **stay connected with our fans** and customers through multiple avenues to ensure their **voices are heard** and that our business evolves with them. We use this feedback from various mediums as a check and balance system and to foster continuous innovative business practices.



Aurora Sky Events Has Got It Covered

- Logistics will be pre-planned for every event down to the minute, with contingency plans put in place to anticipate changes on-the-fly.
- Safety contingency plans will be prepared for every event backed by our **Director of Safety**, who is a practicing EMT (a unique advantage).
- Comprehensive training will be required for volunteers and event staff to ensure consistent best practices are implemented across the board at all events.
- **Fresh talent** will be booked as we work with a variety of talent agencies. **Our lineups won't be repetitive.**
- We'll foster a mindful customer connection, in person and on social media, through campaigns and constant communication.
- Most importantly, we'll create **impactful immersive experiences** our fans will love.

Our Values

A SAFE ENVIRONMENT FOR CONCERT-GOERS



MINDFUL CUSTOMER CONNECTIONS



IMPACTFUL, IMMERSIVE EXPERIENCES



We've Identified An Unfilled Demand In The Market

The needs of the EDM market in the Pacific Northwest are not being met. In a place that is **growing at an exponential rate**, that is also home to one of the most thriving music & arts communities, the specific needs audiences are looking for just don't exist.

Aurora Sky Events has heard the EDM community and is prepared to fulfill the needs of the market. We'll **seize the opportunity** for a new mid-size event company in the expanding Pacific Northwest.

Through extensive targeted market research, we've found there to be a diminished customer satisfaction due to a lack of communication from existing event companies, which causes subsequent issues to arise that would otherwise be preventable. Research has also determined fans are seeking a **wider variety of artists**, performances, and subgenres.

Our Solution

PROVIDE A SAFE ENVIRONMENT

FAN FOCUSED CUSTOMER SERVICE

HIGH CALIBER PRODUCTION IN INTIMATE VENUES

WIDE VARIETY OF TALENT AND GENRES



The EDM Landscape In The Pacific Northwest

We've done our homework and Seattle's **booming tech industry** means the area is crawling with young working adults who are also EDM fans looking to unwind. We also have an influx of college students in the area and we'll appeal to their need of finding affordable, exciting, and safe concerts with **rotating lineups** that reflect their changing interests.

Our Competition

There are a small handful of production companies that serve the electronic music audience in the Pacific Northwest. These companies are classified as large and small scale.

Large Scale

In the Seattle market, there is only one Large Scale competitor who has gained a majority stronghold on the market due largely to the swift growth of EDM and the lack of comparative competition. Although they assist in promotions for artists on tour, their primary focus is large multi-stage festivals. These well-produced festivals have become increasingly popular. However, in recent market polls, we've found that fans are concerned about:

- Rising ticket costs
- Limited variety of talent and subgenres booked
- Decreasing customer interaction and fan satisfaction

The fans have expressed that they feel their voices are not heard. Aurora Sky Events has heard their voices. We are prepared to listen and utilize their feedback to provide an ever improving fan experience. **We believe no one knows better what the fans want than the fans themselves**.

Small Scale

The Small Scale companies are very popular in the music community as they focus mainly on local artists that are up and coming and provide an experience that focuses on the quality of music and the artist's skillsets. Although these events are well received by the attendees, they typically have a smaller attendance (in comparison to large-scale) and lower ticket costs. This has a direct effect on the ability to produce larger productions and book international artists. These popular small-scale events are a prime indicator that the market is ready for the next step into a mid-size event production company.

Aurora Sky offers a unique combination of advantages that is unparalleled by competitors. Mainly the **complete absence of a mid-size event company** that focuses on the fan experience, safety and high impact production.

This divide in the market has created a high demand for mid-sized fan-focused events. **Aurora Sky Events is prepared to fulfill this demand**.

THE FUTURE OF MUSIC STARTS WITH YOU.

February 2016



The Team Assembles for the First Time

June 2017

Aurora Sky Events is Officially Founded

December 2017

Partnered with Midnight Apparel to Provide Limited Edition Perk

January 2018

Collaborated with INTO THE AM for Custom Campaign Perk

January 2018

Aurora Sky Events Launches on StartEngine

April 2018



StartEngine Campaign Closes, Mind-blowing Event Planning Begins

(Anticipated)

May 2018



Production Equipment Purchase

(Anticipated)

July 2018



Aurora Sky's First Event. The Rise of a Fan-Owned Event Company!

(Anticipated)

Meet the Founders



Nathanael Engen

Founder, Managing Member

Nathanael is a true entrepreneur, born leader and is motivated to take the industry on by storm. His experience includes working event/hospitality management in the United States Air Force (Feb 2012-Feb 2017), where he successfully managed teams to organize large-scale international military events. His focus on providing superior customer service was only strengthen while working as Customer/Media Relations for Booking.com (Dec 2015-Present), here he managed escalated customer concerns thorough social media channels. During his time in the military, he began developing the concept for Aurora Sky Events which led to his Founder and managing member roll in the company (Jun 2017-Present), directing day to day operations and preparing for the company's first event series. He also has roughly a decade of event production experience under his belt, working a multitude of positions for a variety of production companies. He truly believes in providing an incredible fan experience and unparalleled customer service. You won't find a more passionate or driven leader anywhere. The word "quit" doesn't exist in Nathanael's vocabulary.



Amanda Veshagh

Director of Operations

From her background in talent acquisition/HR field and program management in the corporate world to promoting for local event companies, Amanda is as diverse as they come. She has experience in coordinating logistics for large/multi-day events, currently volunteers with local harm reduction groups and has had involvement in the performing arts as a stagehand, performer, set design and stage manager over the course of 10 years. Amanda quickly becomes a subject matter expert and excels in everything she does. We think she may be a direct descendant of King Midas himself.



Royce Wallace

Director of Safety

Royce is a certified EMT-B and has been working in the field since 2014 His experience includes responding to large-scale music and sporting events, examining and providing treatment of patients, documenting medical treatment in patient care reports and working closely with local fire and police. He's also spent the past 2 years volunteering for harm reduction groups at local concerts. Royce is always looking for new creative ways to provide a memorable and safe experience. He's been known to be safer than Fort Knox and more prepared than a Boy Scout.



Alex McKenna

Talent Buyer/Artist Relations

Alex has spent much of his time working for large production companies delivering top-notch events with some of the most popular talent from around the world. He has over 6 years of experience planning and managing medium to large scale events, tours and festivals throughout the US featuring local and international acts. No matter the needs of any artist, Alex delivers with a sharp eye for quality and precision that would rival a robot. Come to think of it, we've actually never seen him sleep.



Josh Robinson

Media & Production Guru

Josh is truly a jack of all trades when it comes to production. He's worked steadily for the past 4 years on a wide variety of positions in the event production industry - ranging from arena concerts to fashion shows to national sporting events. Through these events, he has worked with production companies from stage decking all the way to the lighting, video and live television. Through this, he has developed beyond a working knowledge of all the aspects of event production. The only thing brighter than the production is Josh's passion to deliver the most mind-blowing experience possible.



Peter Forster

Production Manager

Peter has a broad technical background including but not limited to audio/video engineering, lighting and stage design, logistics, and production management. He has over 10 years of volunteering as an audio/visual technician and an additional 7+ years of professional experience. He currently has been operating his own audio/visual contracting business in the Seattle region for the past 6 years in which he has toured with international talent, designed/managed stages for large-scale festivals and coordinated full production teams. Peter is nothing short of a force to be reckoned with. You have a better chance reversing the rotation of the earth than to see him do anything but succeed.

Offering Summary

Maximum 107,000 units ($107,000)

Maximum subject to adjustment for bonus units. See* ***10% Bonus* *below*

Minimum 10,000 units ($10,000)

Company	Aurora Sky Events LLC
Corporate Address	1504 Aurora Ave N Seattle WA 98109
Description of Business	Event/Concert Production
Type of Security Offered	LLC Units
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$100

Perks

Invest $100+ and receive

Midnight Apparel T-Shirt | *Limited Edition*

Invest $300+ and receive

INTO THE AM T-Shirt | *Limited Edition*

"I Am The Future Of Music" Hat Pin | *Limited Edition*

Aurora Sky Hat Pin | *First Release*

Midnight Apparel T-Shirt | *Limited Edition*

Invest $10,000+ and receive

Movie Marathon on Giant LED Wall

INTO THE AM T-Shirt | *Limited Edition*

"I Am The Future Of Music" Hat Pin | *Limited Edition*

Aurora Sky Hat Pin | *First Release*

Midnight Apparel T-Shirt | *Limited Edition*

Invest $30,000+ and receive

Infinity Pass | *Lifetime Entry for One*

Movie Marathon on Giant LED Wall

INTO THE AM T-Shirt | *Limited Edition*

"I Am The Future Of Music" Hat Pin | *Limited Edition*

Aurora Sky Hat Pin | *First Release*

Midnight Apparel T-Shirt | *Limited Edition*

Invest $50,000+ and receive

Infinity & Beyond Pass | Lifetime Entry for One + Guest

Movie Marathon on Giant LED Wall

INTO THE AM T-Shirt | *Limited Edition*

"I Am The Future Of Music" Hat Pin | *Limited Edition*

Aurora Sky Hat Pin | *First Release*

Midnight Apparel T-Shirt | *Limited Edition*

Infinity Pass, Infinity & Beyond Pass Terms & Conditions

- Passes are non-transferable.
- Resale of passes is strictly prohibited and will not be honored.
- Subject to availability. In order to redeem, pass holder must advise Aurora Sky Events no later than two (2) weeks prior to the date of the show they wish to attend.
- *Infinity & Beyond Pass Plus One:* Pass holder must be physically present in order for plus one to be allowed admittance to the event.

About the Perks

- All Limited Edition items are only available to StartEngine Investors and will not be sold or offered again.
- The delivery date of perks may vary. We promise to deliver as soon as possible, once the campaign closes. No matter what, we'll keep you updated.
- All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Aurora Sky Events LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 units at $1 / unit, you will receive 10 bonus units, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Facts

1. Alvarado, A. (2015, October 30). It's a $6.2 billion industry. But how did Electronic Dance Music get so popular? Retrieved from CNN: http://www.cnn.com/2014/12/18/world/how-did-edm-get-so-popular/
2. Balk, G. (2016, May 19). U.S. Census: Seattle now fourth for growth among 50 biggest U.S. cities. Retrieved from Seattle Times: http://www.seattletimes.com/seattle-news/data/us-census-seattle-now-fourth-among-50-biggest-us-cities/
3. González, Á. (2016, October 8). Amazon's hiring hunger transforming Seattle economy. Retrieved from Seattle Times: http://www.seattletimes.com/business/amazon/amazons-hiring-hunger-transforming-seattle-economy/
4. Levy, N. (2017, January 13). Facebook grabs another Seattle office building, flexing its muscles again in the heart of Amazonia. Retrieved from Geek Wire: http://www.geekwire.com/2017/facebook-grabs-another-seattle-office-building-flexing-muscles-heart-amazonia/
5. Balk, G. (2017, February 15). Getting richer: Is your neighborhood one of Seattle's hot spots for rising wages? Retrieved from Seattle Times: http://www.seattletimes.com/seattle-news/data/seattle-neighborhoods-wage-growth-hot-spots-getting-richer/
6. Average Salary for Amazon.com Inc Employees. (n.d.). Retrieved from Pay Scale: http://www.payscale.com/research/US/Employer=Amazon.com_Inc/Salary#by_City
7. Balk, G. (2016, September 15). $80,000 median: Income gain in Seattle far outpaces other cities. Retrieved from Seattle Times: http://www.seattletimes.com/seattle-news/data/80000-median-wage-income-gain-in-seattle-far-outpaces-other-cities/

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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startengine

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

What gives you a sense of purpose? Why do we dedicate every weekend to music? What is it about music that makes us connect with each other so much? Why do we spend all night dancing until our feet hurt?

Electronic music is the fastest growing genre in the world and one of the only genres to have shown steady growth over the last decade. As this 6.2 billion dollar industry has grown exponentially, some event companies have lost sight of what's most meaningful — the fans and the music.

Hi, my name's Nathanael, founder of Aurora Sky Events. A concert production company that puts you, the fans, in control. Our music community here is vibrant and thriving, and it deserves a company that puts you first. Because let's be honest, without the fans, the music community just wouldn't exist.

When you invest in Aurora Sky, you invest in our music community. Thank You. We promise to provide a safe environment while also providing a mindful customer connection. We'll create immersive experiences with fresh talent and memories to last a lifetime.

We are giving you, the fans, the opportunity to invest in the future of music. For less than the cost of a festival ticket, you can become a founding shareholder. When you own a piece of Aurora Sky, you'll assist in making major decisions, and when we profit, so will you.

We've created an organization where your voice is heard. Where we can learn and grow from you, not only as fans but as shareholders. Where there are no strangers, only friends waiting to be made. If you're passionate about music. If you want to change the future of music. Join Aurora Sky Events and become a founding shareholder today.

Our company name was inspired by the Aurora Borealis because it represents you — the community. You are vibrant, unique, beautiful, energetic, colorful, exciting, powerful, majestic, passionate, limitless, breathtaking, strong, dynamic, with infinite possibilities ahead.

Together we are Aurora Sky.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

Operating Agreement

Operating Agreement

Aurora Sky Events LLC,
a Washington Limited Liability Company

THIS OPERATING AGREEMENT of Aurora Sky Events LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A. The Members have formed the Company as a Washington limited liability company under the Washington Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Washington. The Members hereby adopt and approve the certificate of formation of the Company filed with the Washington Secretary of State.

B. The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations. This Agreement shall supersede and replace and previously created Operating Agreement of the Company.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Washington Limited Liability Company Act.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Manager" means each Person who has authority to manage the business and affairs of the Company pursuant to this Agreement; such Persons are listed on Exhibit B, as may be updated from time to time according to the terms of this Agreement. A Manager may be, but is not required to be, a Member.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Washington Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A. If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B. If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1) the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(2) the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Percentage Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1 **Initial Capital Contributions**. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2 **Subsequent Capital Contributions**. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

2.3 **Additional Members**.

A. With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by the Managers unanimously. Notwithstanding anything to the contrary herein, the Managers may, by unanimous decision, permit the Company to sell unissued Units to any Person and each such Person shall be automatically bound by this Agreement.

B. Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Managers deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5 **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6 **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Washington Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations**. Unless otherwise agreed to by the unanimous consent of the Managers, any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2 **Distributions**. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the Washington Limited Liability Company Act.

3.3 **Limitations on Distributions**. The Company must not make a distribution to a Member if, after giving effect to the distribution:

A. The Company would be unable to pay its debts as they become due in the usual course of business; or

B. The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1 **Management.**

A. **Generally.** The Company shall be considered a manager-managed limited liability company as provided for in Section 25.15.154 of the Washington Limited Liability Company Act. Except as expressly provided for in this Agreement and, to the maximum extent permitted by the Washington Limited Liability Company Act (with respect to manager-managed companies), the business and affairs of the Company will be managed by the Board of Managers, as further described below. The Members initially nominate and elect the Person(s) set forth on Exhibit B to serve as the Manager(s) of the Company. The Managers will act under the direction of the Members and may be elected or removed at any time, for any reason or no reason, by the Members holding a majority of the Voting Interest of the Company. Exhibit B must be amended to reflect any changes in Managers. The Members will have no right to vote or participate in management of the Company except as expressly set forth herein or as required by law.

B. **Approval and Action.** Unless greater or other authorization is expressly required pursuant to this Agreement or under the Washington Limited Liability Company Act for the Company to engage in an activity or transaction, all activities or transactions must be approved by a majority of Managers, to constitute the act of the Company or serve to bind the Company, but if the Managers cannot reach a majority vote, the dispute will be submitted to the Members to be resolved by the affirmative vote of the Members holding at least a majority of the Voting Interest of the Company. With such approval, the signature of any Managers authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved.
Without such approval, no Managers acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C. **Certain Decisions Requiring Greater Authorization**. Notwithstanding clause B above, the following matters require a vote of the majority of the Voting Interest of the Company :

(i) A material change in the purposes or the nature of the Company's business;

(ii) The merger of the Company with any other entity or the sale of all or substantially all of the Company's assets; and

(iii) The amendment of this Agreement.

4.2 **Meetings of Managers**. Regular meetings of the Managers are not required but may be held at such time and place as the Managers deem necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference call, or by any other means permitted under the Washington Limited Liability Company Act. In addition, Company actions requiring a vote may be carried out without a meeting if all of the Managers consent in writing to approve the action.

4.3 **Officers**. The Managers are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Managers determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Managers; or (b) the officer is dismissed or terminated by the Managers, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Managers, and may be terminated, at any time and for any reason, by the Managers.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

5.2 **Records**. The Managers will keep or cause the Company to keep the following business records.

(i) An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

(ii) A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

(iii) A copy of the certificate of formation of the Company, as may be amended from time to time ("Certificate of Formation"); and

(iv) An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3 **Income Tax Returns.** Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 **Subchapter C Election**. The Company may, upon unanimous consent of the Managers, elect to be treated for income tax purposes as a C Corporation. This designation may be changed as permitted under the Internal Revenue Code and applicable Regulations.

5.5 **Tax Matters Member**. Anytime the Company is required to designate or select a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner of the Company and keep such designation in effect at all times.

5.6 **Banking**. All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Managers are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP – VOTING AND MEETINGS

6.1 **Members and Voting Rights**. The Members have the right and power to vote on all matters with respect to which the Certificate of Formation, this Agreement, or the Washington Limited Liability Company Act requires or permits of member-managed limited liability companies. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the Washington Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

6.2 **Meetings of Members**. Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Managers or the Members making the majority Voting Interest of the Company deem necessary or desirable for the reasonable management of the Company. A written notice setting forth the date, time, and location of a meeting must be sent within a reasonable period of time before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the Washington Limited Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Washington Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 **Withdrawal**. Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account.

7.2 **Restrictions on Transfer; Admission of Transferee.** A Member may transfer Membership Interests to any other Person without the consent of any other Member. A person may acquire Membership Interests directly from the Company upon the written consent of the Managers. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full. Notwithstanding anything to the contrary in this Agreement, no Member may transfer any Membership Interests in violation of any law, including securities laws.

ARTICLE 8: DISSOLUTION

8.1 **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

(i) The vote of 75% of the Voting Interest of the Company to dissolve the Company;

(ii) Entry of a decree of judicial dissolution under Washington Limited Liability Company Act;

(iii) At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and (i) to become a Member; or (ii) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's assignee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

(iv) The sale or transfer of all or substantially all of the Company's assets;

(v) A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

8.2 **No Automatic Dissolution Upon Certain Events**. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification**. The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Manager, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under Washington law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2 **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, Washington law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3 **Expenses Paid by the Company Prior to Final Disposition**. Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification) or a majority of the Managers that are not seeking indemnification, as the case may be. Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the

Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1 **Notice**. (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

10.2 **Entire Agreement; Amendment**. This Agreement along with the Certificate of Formation (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Washington Limited Liability Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the Washington Limited Liability Company Act.

10.3 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of Washington. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

____

Nathanael Engen, initial sole Member and Manager
Founder | Aurora Sky Events

EXHIBIT A

MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

Members	**Capital Contribution**	**Units**
Nathanael Engen	**$325.00**	3,250,000
		3,250,000

<u>EXHIBIT B</u>

MANAGERS

Manager(s) of the Company are set forth below.

Nathanael Engen